F-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 11-K
(Mark One)

          ( X )ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994

                                       OR

          (    )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to ____

Commission File Number 1-5392

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       AMERICAN STORES RETIREMENT ESTATES

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                             AMERICAN STORES COMPANY
                              709 East South Temple
                            Salt Lake City, UT  84102



     The following financial statements of American Stores Retirement Estates are submitted herewith:


                                      INDEX

                                                           Page

Report of Independent Auditors                              F-3

Statements of Net Assets Available for Benefits -
     December 31, 1994 and 1993                             F-4

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 1994 and 1993                 F-5

Notes to Financial Statements                       F-6 to F-12

     The written consent of independent auditors required to be filed as an exhibit to this report is included on Page F-13 of the financial statements.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the American Stores Benefit Plans Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              AMERICAN STORES RETIREMENT ESTATES



June 29, 1995                                By /s/Scott Bergeson
                                             Scott Bergeson, Chairman
                                             American Stores Company
                                             Benefit Plans Committee

REPORT OF INDEPENDENT AUDITORS



The Benefit Plans Committee
American Stores Retirement Estates


We have audited the accompanying statements of net assets available for benefits of American Stores Retirement Estates as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 1994 and 1993, and the changes in its financial status for the years then ended, in conformity with generally accepted accounting principles.



Ernst & Young LLP


Salt Lake City, Utah
June 19, 1995


AMERICAN STORES RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                    December 31
                                                                1994              1993

ASSETS
Investments - At Fair Value
 American Stores Company Common Stock Fund               $   195,277,854   $   133,522,501
 Fixed Income Fund                                           210,546,914       254,079,550
 Regular Fund                                                862,700,653       927,918,549
 Safety Fund                                                  71,652,479        59,196,478
 All Equity Fund                                             102,549,928        84,749,596
 Loans to Participants                                        90,527,872        72,737,759
                                                           1,533,255,700     1,532,204,433

Receivable from American Stores Company                       78,177,908        78,000,000
Receivable for net participant activity                        1,336,094           976,619
Interest and dividends receivable                                878,715           624,073


Net assets available for benefits                        $ 1,613,648,417   $ 1,611,805,125

See notes to financial statements.


AMERICAN STORES RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                       Year Ended December 31
                                                                      1994                   1993
Additions:
  Contributions:
     Participants                                                $    79,396,102           $ 78,489,529
     American Stores Company                                          78,177,908             78,000,000
     Forfeitures                                                      2,222,015               2,360,609
                                                                     159,796,025            158,850,138
  Investment income:
     Cash dividends:
       American Stores Company
         Common Stock Fund                                             3,316,974              2,567,451
       Fixed Income Fund                                               1,381,357              1,471,351
       Regular Fund                                                   28,060,954             22,148,579
       All Equity Fund                                                 5,265,302              3,126,885
     Interest:
       American Stores Company
         Common Stock Fund                                               498,141                310,955
       Fixed Income Fund                                              16,837,829             16,154,787
       Regular Fund                                                   30,372,912             25,579,786
       Safety Fund                                                     3,047,217              2,960,100
       All Equity Fund                                                   673,159                425,245
     Net realized gains (losses):
       American Stores Company
         Common Stock Fund                                             3,631,117              1,824,967
       Fixed Income Fund                                             (16,344,300)             7,184,168
       Regular Fund                                                   12,230,991             53,559,600
       Safety Fund                                                      (189,925)              (157,321)
       All Equity Fund                                                 7,992,362              5,276,769
  Transfers from (to) other plan s                                   (71,188,468)             9,095,153
  Exchanges from other funds                                         192,697,059             95,857,477
                                                                     378,078,706            406,236,090
Deductions:
  Withdrawals                                                        110,302,921            107,241,309
  Investment manager fees                                              4,104,776              3,611,117
  Custodial fees                                                         975,207                895,846
  Administrative fees                                                  1,781,677              1,698,217
  Exchanges to other funds                                           192,697,059             95,857,477
                                                                     309,861,640            209,303,966
Net unrealized appreciation
 (depreciation) of
 investments - Note C                                                (66,373,774)            42,742,301

  Net additions                                                       1,843,292             239,674,425

Net assets available for benefits at beginning of year             1,611,805,125          1,372,130,700

Net assets available for benefits at end of year                 $ 1,613,648,417        $ 1,611,805,125

See notes to financial statements.


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments:    Investments are stated at fair value.  American Stores Company
Common Stock, which is traded on national securities exchanges, and other equity securities are valued at the last reported sales price on the last business day of the Plan year. All government and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest. If there are no such sales or listings on a national security exchange, alternative sources are used. Loans to participants are stated at cost which approximates fair value.

Withdrawals and Exchanges:    Withdrawals and exchanges between investment fund
options by participants are recorded based upon the specific proceeds and cost of the investment at the date of withdrawal or exchange.

Realized Gain (Loss):    The realized gain (loss) on investments is the
difference between the proceeds received and the average cost of specific investments sold.

Unrealized Appreciation (Depreciation):    Unrealized appreciation
(depreciation) for the year is the difference between the fair values at the beginning and the end of the year.


NOTE B - DESCRIPTION OF PLAN

American Stores Retirement Estates (the Plan) was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985 for the benefit of certain employees of American Stores Company and its subsidiaries (the Company). The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees become eligible to participate in the Plan upon completion of two years of service or, if the employee is 21 years of age or older, upon the completion of one year of service. Effective July 1, 1995, employees become eligible to participate in the Plan upon completion of one year of service regardless of age. Employees represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to the contrary.

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants, as described below: one quarter is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation. Three quarters are allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's 1994 compensation in excess of $150,000 (adjusted periodically) is excluded in determining the amount of Company Contributions and forfeitures allocated to the participant.


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF PLAN (CONTINUED)

Company contributions made on behalf of participants that are not based upon deposits made by such participants vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service (the 7-Year Vesting Schedule). Personal deposits of participants and Company Contribution allocations based upon personal deposits of participants fully vest immediately.

The Plan presently maintains five investment fund options in which participants may invest. The investment fund options are as follows: (i) Company Stock Fund
- - consisting solely of American Stores Company Common Stock. This fund provides a high degree of risk because of the volatility generally associated with a single stock investment; (ii) Fixed Income Fund - provides a low to moderate level of risk because of the diversity of government and corporate securities in the fund that pay interest. This fund contains both domestic and international investments; (iii) Regular Fund - provides moderate risk because of the balance between stocks and fixed income investments. The fund is diversified across industry sectors and types of equity and fixed income securities and contains both domestic and international investments; (iv) Safety Fund - provides a very low level of risk because of the high-quality, short-maturity fixed income investments included in the fund; (v) All Equity Fund - provides a moderate to high level of risk. The All Equity fund is diversified across industry sectors and contains both domestic and international equity investments.

Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired. Existing participant account balances can be exchanged between investment fund options every 30 days.

Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix. Participants not making personal deposits may specify an investment option for the Company contribution. If a specification is not made, the Company contribution will be invested in the Fixed Income Fund.

Usual and customary investment manager fees, trustee fees, and all outside administrative costs are paid by the Plan.

The number of employees in each investment fund option (an employee can invest in more than one fund option) at December 31, 1994 was:

     Investment Fund Option                          Employees

     American Stores Company Common Stock Fund          14,295
     Fixed Income Fund                                  30,525
     Regular Fund                                       40,734
     Safety Fund                                         2,419
     All Equity Fund                                    10,956


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF PLAN (CONCLUDED)

Upon separation from service, participants can elect to withdraw balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan which are attributable to the former American Stores Company Retirement Plan may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Participants may also obtain loans from the Plan within certain limits.


NOTE C - INVESTMENTS

The Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The assets are held in a Master Trust, commingled with assets of the Company's other benefit plans. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned.

The investment percentages of each fund in the Master Trust at December 31 are:

                                                   1994    1993

American Stores Company
  Common Stock Fund                                  7%      5%
Fixed Income Fund                                    8%      9%
Regular Fund                                        32%     33%
Safety Fund                                          3%      2%
All Equity Fund                                      4%      3%



AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (CONCLUDED)

The total assets, liabilities and results of operations of the Master Trust are as follows:

                                                                    December 31
                                                               1994              1993
Assets                                                   $ 2,750,653,525   $ 2,862,327,862

Liabilities                                                   92,061,129        75,116,932

Net Assets in Master Trust                               $ 2,658,592,396   $ 2,787,210,930

Change in Net Assets                                    $   (128,618,534)  $   275,073,037

The cost of investments at December 31, 1994 and 1993 are as follows:

                                     Number of Shares            Cost of Investments
                                    1994         1993             1994                1993
American Stores Company
  Common Stock Fund               7,229,789    6,154,212 $    132,095,386  $    101,189,245
Fixed Income Fund                                             216,825,570       248,464,198
Regular Fund                                                  855,146,755       847,679,511
Safety Fund                                                    71,838,857        59,382,439
All Equity Fund                                               104,162,266        73,718,513

                                                          $ 1,380,068,834   $ 1,330,433,906


The net unrealized appreciation (depreciation) in the aggregate from cost to fair value of investments are as follows:
Net unrealized appreciation at December 31, 1992                             $  86,290,467
Net 1993 unrealized appreciation                                                42,742,301

Net unrealized appreciation at December 31, 1993                               129,032,768
Net 1994 unrealized depreciation                                              (66,373,774)
Net unrealized appreciation at December 31, 1994                             $  62,658,994



AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE D - ASSET TRANSFERS

The Star Market division was sold during 1994. Plan assets totaling $71,188,468 for those participants continuing employment with Star Market were transferred to Star Market Retirement Estates (SMRE). SMRE is not administered by or affiliated with American Stores Company.

During 1993, $13,286,668 was transferred to the Plan from the terminated American Stores Company Retirement Plan. Of that amount, $4,191,515 was immediately paid out to participants of the terminating plan who requested lump sum distributions, resulting in a net transfer of $9,095,153.


NOTE E - FINANCIAL INSTRUMENTS

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value, under the heading of `Investments' in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay, at December 31, 1994, to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 1994, the Plan had the following open foreign exchange forward contracts:

FORWARD CONTRACTS TO SELL FOREIGN CURRENCIES AND BUY US DOLLARS

                            Notional Amount                   Fair Value
       Fixed Income Fund     $   36,893,738               $    (391,548)
       Regular Fund              62,270,129                    (618,708)
       All Equity Fund            1,188,222                       8,191
                              $ 100,352,089                $ (1,002,065)

FORWARD CONTRACTS TO BUY FOREIGN CURRENCIES AND SELL US DOLLARS

                            Notional Amount                   Fair Value
       Fixed Income Fund     $    7,891,747              $       (2,610)
       Regular Fund              12,804,780                      (4,235)
                              $  20,696,527              $       (6,845)


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE E - FINANCIAL INSTRUMENTS (CONCLUDED)

Credit risk represents the Plan's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

At December 31, 1994, credit risk related to these contracts was as follows:

       Fixed Income Fund         $   53,792
       Regular Fund                 103,879
       All Equity Fund                8,191
                                  $ 165,862



NOTE F - ALLOCATION OF PLAN ASSETS TO INVESTMENT FUND OPTIONS

                                                             RECEIVABLE         RECEIVABLE
                                                                FROM            (PAYABLE)      INTEREST
                                                              AMERICAN           FOR NET         AND
       INVESTMENT                                              STORES          PARTICIPANT    DIVIDENDS       NET ASSETS AVAILABLE
      FUND OPTION                      INVESTMENTS            COMPANY*           ACTIVITY     RECEIVABLE       FOR PLAN BENEFITS
As of December 31, 1994
ASC Common
  Stock Fund                        $   195,277,854                          $    (62,308)    $ 878,715      $   196,094,261
Fixed Income Fund                       210,546,914                               204,353                        210,751,267
Regular Fund                            862,700,653                               679,516                        863,380,169
Safety Fund                              71,652,479                               375,179                         72,027,658
All Equity Fund                         102,549,928                               139,354                        102,689,282
Company Contribution                                          78,177,908                                          78,177,908
Loans to Participants                    90,527,872          ___________       __________     _________           90,527,872

          TOTAL                     $ 1,533,255,700         $ 78,177,908      $ 1,336,094     $ 878,715      $ 1,613,648,417

As of December 31, 1993
ASC Common
  Stock Fund                       $    133,522,501         $  5,842,683     $     34,411     $ 624,073      $   140,023,668
Fixed Income Fund                       254,079,550           14,021,611           39,286                        268,140,447
Regular Fund                            927,918,549           48,146,424          551,461                        976,616,434
Safety Fund                              59,196,478            1,499,753          190,913                         60,887,144
All Equity Fund                          84,749,596            8,489,529          160,548                         93,399,673
Loans to Participants                    72,737,759          ___________        _________     _________           72,737,759

          TOTAL                     $ 1,532,204,433         $ 78,000,000      $   976,619     $ 624,073      $ 1,611,805,125


* Balances reclassified to reflect actual allocations for 1993
AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE G - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN ASSETS TO INVESTMENT
FUND OPTIONS

THIS NOTE IS OVER 132 CHARACTERS WIDE.  NOTE G WILL BE FILED ON PAPER WITH THE
SEC.


NOTE H - INCOME TAX STATUS

The Internal Revenue Service ruled on May 9, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTE I - TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1994 and 1993, the ASC Stock Fund received $3,062,332 and $2,573,135, respectively, in common stock dividends from American Stores Company.






























                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement
(Form S-8 No. 33-25613) pertaining to American Stores Retirement Estates of our report dated June 19, 1995, with respect to the financial statements of American Stores Retirement Estates included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



ERNST & YOUNG LLP


Salt Lake City, Utah
June 27, 1995

